# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Comstock Inc., CIK 0001120970
CUSIP: 205750409
Title of class of securities: Common Stock, par value $0.000666 per share
Address of issuer's principal executive offices: 117 AMERICAN FLAT ROAD, PO BOX 1118, VIRGINIA CITY, Nevada (NV), 89440
Date of event which requires filing of this statement: 09/14/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001426156
Persons authorized to receive notices and communications: MICHAEL A. KAUFMAN, MAK CAPITAL FUND LP, 590 Madison Avenue, 31st Floor, New York, New York (NY), 10022, 212-486-3211; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- MAK Capital Fund LP (CIK 0001426156): type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,065,656; sole dispositive power 0; shared dispositive power 5,065,656; aggregate amount beneficially owned 5,065,656 (6.7% of the class)
- MAK CAPITAL ONE LLC (CIK 0001385702): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,065,656; sole dispositive power 0; shared dispositive power 5,065,656; aggregate amount beneficially owned 5,065,656 (6.7% of the class)
- Kaufman Michael A (CIK 0001426157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,065,656; sole dispositive power 0; shared dispositive power 5,065,656; aggregate amount beneficially owned 5,065,656 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.000666 per share
Name of issuer: Comstock Inc.
Address of issuer's principal executive offices: 117 AMERICAN FLAT ROAD, PO BOX 1118, VIRGINIA CITY, Nevada (NV), 89440
Comment:
Explanatory Note: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by MAK Capital Fund LP ("MAK Fund"), MAK Capital One LLC ("MAK Capital") and Michael A. Kaufman (collectively, "MAK" or the "Reporting Persons") on March 25, 2026. This Amendment No. 1 amends and restates the Schedule 13D as specifically set forth herein. The Reporting Persons note that the percentage ownership reported in the original Schedule 13D was based on 71,371,868 Shares outstanding, as reported by the Issuer in Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 3, 2026, however, the Reporting Persons beneficially owned approximately 7.8% of the outstanding Shares based on 74,099,140 Shares outstanding in its Annual Report on Form 10-K filed with the SEC on March 24, 2026.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by MAK Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions, except as otherwise noted. MAK Fund acquired 3,500,000 Shares in a secondary offering on January 29, 2026 for an aggregate purchase price of approximately $9,625,000, excluding brokerage commissions. The aggregate purchase price of the 5,065,656 Shares beneficially owned by MAK Fund is approximately $15,073,749, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

MAK Fund has undertaken the sales reported in this Amendment No. 1 to the Schedule 13D to effectuate a rebalancing of its portfolio. MAK Fund intends to remain a large shareholder of the Issuer and the New Appointees (as previously defined and described in the Schedule 13D) remain on the Issuer's board of directors pursuant to the Cooperation Agreement (as previously defined and described in the Schedule 13D).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 75,993,047 Shares outstanding, as of July 20, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on July 23, 2026.

As of the date hereof, MAK Fund beneficially owns directly 5,065,656 Shares, representing approximately 6.7% of the outstanding Shares.

MAK Capital, as the investment manager of MAK Fund, may be deemed to beneficially own the 5,065,656 Shares beneficially owned directly by MAK Fund, representing approximately 6.7% of the outstanding Shares. Mr. Kaufman, as the Managing Member of MAK Capital, may be deemed to beneficially own the 5,065,656 Shares beneficially owned directly by MAK Fund, representing approximately 6.7% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Michael A. Kaufman, Managing Member (09/16/2026)
- MAK CAPITAL ONE LLC: /s/ Michael A. Kaufman, Michael A. Kaufman, Managing Member (09/16/2026)
- Kaufman Michael A: /s/ Michael A. Kaufman, Michael A. Kaufman (09/16/2026)